EXHIBIT 1
                                                                       ---------


                                  ANNOUNCEMENT

                              WPP GROUP PLC ("WPP")


WPP will be announcing its preliminary results for the year ended 31st December 2004 on Friday, 25th February 2005.


END


                                                                 14 January 2005


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